

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Carsten Breitfeld
Global Chief Executive Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2022**
> **File No. 333-258993**

Dear Dr. Breitfeld:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022, letter.

Amendment No. 3 to Form S-1

General

1. We note your revisions in response to comment 1. Please further revise your disclosure to address the following:

   • Disclose the effective purchase price or exercise price for all the securities being offered, explaining the basis and/or making assumptions as needed; if the price is zero, clearly so state.

   • Disclose that while the holders of founder shares and representative shares (and other selling securityholders, as applicable) may experience a positive rate of return based

> on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

- Disclose more prominently the potential profit the selling securityholders will earn based on the current trading prices. In this regard, we note the lead-in to the table on page 9 refers to profit, but this does not appear to be disclosed.

- Reconcile the apparent discrepancy between the number of shares issued upon exercise of options, stated as 681,792 on page 8 and 484,856 on page 9.

2. Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People's Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable to inspect and investigate completely your auditor.

Cover Page

3. We note your response to comment 8 and reissue our comment. Please revise your prospectus cover to highlight the significant negative impact sales of share on this registration statement could have on the public trading price of the Class A common stock.

Risk Factors
FF has a limited operating history and faces significant barriers..., page 13

4. We note your disclosure that you have not started commercial production of your first electric vehicle and that you expect deliveries of the FF 91 series to begin in the fourth quarter of 2022. Please provide support for your statement that deliveries will begin in the fourth quarter of 2022.

FF's operating results forecast relies in large part upon assumptions and analyses developed by its management..., page 14

5. We note that you project that you will require additional funds by late September 2022 in order to continue operations. Please revise to provide the status of such additional funds.

Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael P. Heinz